Filed Pursuant to Rule 433
Registration No. 433-134553

FX Basket-Linked Note

Preliminary Terms and Conditions
“EUR, GBP & CAD Digital Basket”	August 22, 2007
Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the U.S. Dollar (USD) relative to the Euro (EUR), the British Pound Sterling (GBP) and the Canadian Dollar (CAD) (collectively, the Reference Currencies). If as of a Valuation Date the Basket Return (which is in turn determined based on the appreciation or depreciation of the USD relative to the Reference Currencies in aggregate) is greater than zero, an investor will receive on the immediately following Interest Payment Date an Interest Amount equal to the principal amount of the notes multiplied by the quotient of (a) the specified Coupon divided by (b) the total number of monthly Valuation Dates. If the Basket Return as of a Valuation Date is equal to or less than zero, no Interest Amount will be payable on the immediately following Interest Payment Date. The investor will receive the maximum return on the notes if the Basket Return is greater than zero on each Valuation Date; conversely, if the Basket Return is equal to or less than zero on every Valuation Date, no Interest Amount will be payable, and the investor would receive only the repayment of the principal invested on the Maturity Date, with no additional return. The notes are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, AA-)

Issue Size	USD [TBD]

Principal Protection	100%

Trade Date	[TBD]

Issue Date	Trade Date + [4] Business Days

Maturity Date	Issue Date + [1] Year

Interest Payment Dates	The [xx] day of each month, commencing [xx], and ending on the Maturity Date

Valuation Dates

The [xx] day of each month from and including [xx], to and including [xx], or if any such day is not a Valuation Business Day, the immediately preceding Valuation Business Day; provided that, upon the occurrence of a Disruption Event on a Valuation Date, that Valuation Date may be postponed (as described under “Disruption Events” below)

Reference Currencies	The Euro (EUR), the British Pound Sterling (GBP) and the Canadian Dollar (CAD)

Reference Exchange Rate

For EUR and GBP, the spot exchange rates for each of EUR and GBP quoted against the U.S. dollar, expressed as the number of USD per unit of the Basket Currency. For CAD, the spot exchange rate for CAD quoted against the U.S. dollar, expressed as the number of units of the Basket Currency per USD 1.

Settlement Rates

For each Valuation Date, the Reference Exchange Rates for each Reference Currency on that Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).

Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note

Interest Amount	For each Interest Payment Date, a single USD payment determined on the immediately preceding Valuation Date and equal to the principal amount of each note multiplied by:

	If the Basket Return is greater than zero:		Coupon / N

	If the Basket Return is equal to or less than zero:		0.00%

Where

Coupon = [6.50% - 7.50]%

N = [12], the total number of Valuation Dates

For purposes of calculating the Interest Amount, the quotient of the Coupon divided by N will be expressed as a percentage rounded to three decimal places.

Basket Return	For each Valuation Date, the sum of the Weighted Currency Returns on such Valuation Date.

Weighted Currency Returns	On each Valuation Date, for EUR and GBP:

	Weighting *	{	Initial Reference Currency Rate – Settlement Rate	}
Initial Reference Currency Rate

On each Valuation Date, for CAD:

	Weighting *	{	Settlement Rate – Initial Reference Currency Rate	}
Settlement Rate

Weightings and Initial Reference Currency Rates	The Initial Reference Currency Rate and Weighting for each Reference Currency is as set forth below:

	Reference Currency	Weighting	Initial Reference Currency Rate
	EUR	34%	[TBD]
	GBP	33%	[TBD]
	CAD	33%	[TBD]

The Initial Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date in accordance with the applicable Settlement Rate Option.

Settlement Rate Option and Valuation Business Day	For each Reference Currency as set forth below:

	Reference Currency	Screen Reference	Valuation Business Day
	EUR	1FED	New York
	GBP	1FED	New York
	CAD	1FED	New York

 For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the Series I MTN prospectus supplement.

Business Day	New York

Business Day Convention	Following

Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on a scheduled Valuation Date, the Calculation Agent will calculate the Basket Return for such Valuation Date using:

• for each Reference Currency that did not suffer a Disruption Event on that scheduled Valuation Date, the Settlement Rate on that scheduled Valuation Date, and

•  for each Reference Currency that did suffer a Disruption Event on that scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following a scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the applicable Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such deemed Valuation Date in accordance with “Fallback Rate Observation Methodology” (as defined under “Description of the Notes—Currency-Indexed Notes” in the Series I MTN prospectus supplement).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:

(A)               the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of the Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than EUR, the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction;

(B) the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or

(C)                 the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) for any Reference Currency other than EUR, in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the applicable Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected

Reference Currency.

Calculation Agent	Lehman Brothers Inc.

Underwriter	Lehman Brothers Inc.

Identifier	CUSIP: [TBD] ISIN: [TBD]

Settlement System	DTC

Denominations	USD 1,000 and whole multiples of USD 1,000

Issue Type	US MTN

Fees:		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$5.00	$995.00
Total

(1)                   The price to public includes the Issuer’s cost of hedging its obligations under the notes through one or more of its affiliates, which includes such affiliates’ expected cost of providing such hedge, as well as the profit such affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)                   Lehman Brothers Inc. will receive commissions equal to $5.00 per $1,000 principal amount, or 0.50%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” generally, and “Risk Factors—Risks Relating to Currency-Indexed Notes” specifically, in the Series I MTN prospectus supplement.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences-Debt Securities-Short-Term Debt Securities” in the Prospectus dated May 30, 2007. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending August 15, 2004 through the week ending August 19, 2007, using historical data obtained from Reuters.  The spot exchange rates reflected in the charts below are expressed as the amount of Basket Currency per U.S. dollar to show the appreciation or depreciation, as the case may be, of the U.S. dollar relative to the Basket Currency (and, in the case of EUR and GBP, are the inverse of the spot exchange rates used to calculate the Basket Return, which are expressed as the amount of U.S. dollar per Basket Currency).

The historical exchange rates presented in the charts below were prepared using historical data obtained from Reuters; neither of Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data. The historical data on each Basket Currency is not necessarily indicative of the future performance of the US dollar relative to the Basket Currencies, the Basket Return or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Interest Amount will be payable on any Interest Payment Date. Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending August 15, 2004 through the week ending August 19, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 on August 19, 2007, based upon Reference Currency Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Interest Amount, if any, payable on an Interest Payment Date, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note show the Interest Amount per $1,000 note that would or would not be payable on an Interest Payment Date, based on the Basket Return determined on the Valuation Date immediately preceding that Interest Payment Date.  If the Basket Return (which is in turn determined based on the aggregate appreciation or depreciation of the Reference Currencies relative to the USD) as of a Valuation Date is greater than zero, an investor will receive an Interest Amount on the immediately following Interest Payment Date equal to the principal amount of the notes multiplied by the quotient of (a) the specified Coupon divided by (b) the total number of monthly Valuation Dates.  If the Basket Return as of a Valuation Date is equal to or less than zero, no Interest Amount will be payable on the immediately following Interest Payment Date.  The following examples assume 12 total Valuation Dates (N =12) and a hypothetical Coupon of 7.0%  The Coupon for the notes will be determined on the Trade Date, as will the frequency of (and therefore the total number of) Valuation Dates.

Month	Basket Return	Coupon/N	Interest Amount: [ $1,000 * Coupon/N ]
1	0.0857	0.583%	$5.83
2	0.0465	0.583%	$5.83
3	0.1470	0.583%	$5.83
4	–0.0176	0.000%	$0.00
5	0.2360	0.583%	$5.83
6	0.2890	0.583%	$5.83
7	0.1650	0.583%	$5.83
8	0.0230	0.583%	$5.83
9	–0.0409	0.000%	$0.00
10	–0.0030	0.000%	$0.00
11	–0.0590	0.000%	$0.00
12	0.0270	0.583%	$5.83

As further described above, whether or not the Interest Amount will be payable on any Interest Payment Date will depend on the Basket Return determined on the Valuation date immediately preceding that Interest Payment Date.  The following examples also illustrate how the Basket Return will be determined on a given Valuation Date.  These examples assume hypothetical values for the Initial Reference Currency Rates for the Reference Currencies (each of which will be determined on the Trade Date) and for their Settlement Rates, and the resulting Basket Return, on the given Valuation Date (the Settlement Rates and Basket Returns will be determined separately on each Valuation Date).  The Initial Reference Currency Rate and Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.

Example 1: As of a given Valuation Date, the USD has appreciated relative to each of the EUR, GBP and CAD, resulting in a Basket Return of 8.57%.

The Basket Return is calculated as follows:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Currency Return	Basket Currency Weighting	Weighted Currency Return
EUR	1.3819	1.2990	0.0600	33.34%	0.0200
GBP	2.0378	1.8544	0.0900	33.33%	0.0300
CAD	1.0467	1.1723	0.1071	33.33%	0.0357
Basket Return = Sum of Weighted Currency Returns =					0.0857

Example 2: As of a given Valuation Date, the USD has depreciated relative to each of the EUR, GBP and CAD, resulting in a Basket Return of –4.09%.

The Basket Return is calculated as follows:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Currency Return	Basket Currency Weighting	Weighted Currency Return
EUR	1.3819	1.4372	–0.0400	33.34%	–0.0133
GBP	2.0378	2.0990	–0.0300	33.33%	–0.0100
CAD	1.0467	0.9944	–0.0526	33.33%	–0.0175
Basket Return = Sum of Weighted Currency Returns =					–0.0409

Example 3: As of a given Valuation Date, the USD has appreciated relative to each of the EUR and GBP, but has depreciated relative to the CAD, resulting in a Basket Return of 4.65%.

The Basket Return is calculated as follows:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Currency Return	Basket Currency Weighting	Weighted Currency Return
EUR	1.3819	1.2437	0.1000	33.34%	0.0333
GBP	2.0378	1.9155	0.0600	33.33%	0.0200
CAD	1.0467	1.0258	–0.0204	33.33%	–0.0068
Basket Return = Sum of Weighted Currency Returns =					0.0465

Example 4: As of a given Valuation Date, the USD has appreciated relative to the GBP, but has depreciated relative to the EUR and the CAD, resulting in a Basket Return of –1.76%.

The Basket Return is calculated as follows:

Reference Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Currency Return	Basket Currency Weighting	Weighted Currency Return
EUR	1.3819	1.5754	–0.1400	33.34%	–0.0467
GBP	2.0378	1.7525	0.1400	33.33%	0.0467
CAD	1.0467	0.9944	–0.0526	33.33%	–0.0175
Basket Return = Sum of Weighted Currency Returns =					–0.0176